Date July 1, 2016

John Reynolds Securities and Exchange Commission

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Deseo Swimwear Inc.
Registration Statement on Form S-1 Filed April 29, 2016 File No. 333-210419

In response to your letter dated June 29, 2016, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the "Company"). Amendment No. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's June 29, 2016 letter in italicized text immediately before our response.

Liquidity and Capital Resources, page 23

1.

We note your response to Comment 1 and we reissue the comment. We note in your auditor opinion on page F-8 and F-18 that your working capital for December 31, 2015 was $4,977. Please revise to clearly state your working capital as of December 31, 2015 was $4,977.

Response:

We have revised our statement as recommended on page 23 of Liquidity and Capital Resources to clearly state that our working capital as of December 31, 2015 was $4,977.

Certain Relationships and Related Transactions, page 27

2.

We note your response to comment 2 and re-issue the comment. Please tell us how you determined Ms. Cope is not a promoter within the meaning of Rule 405 of Regulation C, for the purpose of Item 404(c) of Regulation S-K. We note your disclosure on page 19 stating Ms. Cope is "our founder". Please revise to identify all promoters of the company as required by Item 404 (c) of Regulation S-K.

Response:

The Company has included the disclosure required by Item 404 (c) of Regulation S-K under a new sub-heading titled "Promoters" on page 27.

Sincerely,

/s/ Suzanne Cope

Chief Executive Officer